Exhibit 3.1

CERTIFICATE OF FORMATION

OF

CAPITAL EXCHANGE, LLC

This Certificate of Formation of Capital Exchange, LLC is being duly executed and filed by the undersigned, an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. § 18-101, et seq., the “Act”).

1.             The name of the limited liability company is Capital Exchange, LLC.

2.             The address of its registered office in the State of Delaware is National Corporate Research, Ltd., 615 South Dupont Highway, in the City of Dover, County of Kent.  The name of its registered agent at such address is National Corporate Research, Ltd.

IN WITNESS WHEREOF, this Certificate of Formation has been duly executed as of the 16th day of May, 2006, and is being filed in accordance with Section 18-206 of the Act.

Teresa L. McNally, Authorized Person